Exhibit 12(a)

FPL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

Three Months Ended March 31, 2009
(millions of dollars)

Earnings, as defined:
Net income	$364
Income taxes	19
Fixed charges included in the determination of net income, as below	224
Amortization of capitalized interest	4
Less: Equity in earnings of equity method investees	7

Total earnings, as defined	$604

Fixed charges, as defined:
Interest expense	$211
Rental interest factor	7
Allowance for borrowed funds used during construction	6
Fixed charges included in the determination of net income	224
Capitalized interest	12

Total fixed charges, as defined	$236

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends (a)	2.56
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(a)
FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.